UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “DDC,” “we,” “us” and “our” refer to DDC Enterprise Limited and its subsidiaries.

Announcement of Share Repurchase Program

On June 9, 2026, the board of directors (the “Board”) of the Company approved a share repurchase program (the “Share Repurchase Program”) authorizing total repurchases of up to $10,000,000 of the Company’s Class A ordinary shares, or such lesser amount as would result in the Company repurchasing no more than 20% of its outstanding Class A ordinary shares, whichever is lower, over a period of up to 18 months.

Pursuant to the Share Repurchase Program, the Company may repurchase its Class A ordinary shares from time to time through Rule 10b5-1 trading plans, open market purchases or other permissible means in accordance with applicable U.S. federal securities laws.

The timing and the exact number of Class A ordinary shares to be repurchased will be determined by the Company’s management at its discretion and will be subject to quarterly Board review of capital allocation.

Share Repurchase Program will be funded using the Company’s available free cash flow and other available operating cash. The Company’s financing or liquidity arrangement in connection with the Share Repurchase Program may use Bitcoin as collateral.

The Share Repurchase Program does not obligate the Company to acquire any particular amount of Class A ordinary shares, and may be extended, modified, suspended or discontinued at any time at the Company’s discretion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited.

Date: July 1, 2026	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

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